UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

January 10, 2007

Item 3.	News Release

The News Release dated January 10, 2007 was disseminated via CCN Matthews.

Item 4.	Summary of Material Change

The Company reported that a new zone of molybdenum mineralization had been discovered during the 2006 field exploration season in the West Grid area of Lookout Hill., on Entrée’s 100% owned ground. The Company also reviewed exploration results for the work done on the remainder of Lookout Hill as well as the Manlai project, located 120 km to the north.

Item 5.	Full Description of Material Change

Molybdenum mineralization has been associated with the Oyu Tolgoi mineralized system along with significant copper and gold. The relationship, if any, between Entrée’s new molybdenum zone discovered on Entrée’s ground and Oyu Tolgoi is currently undefined. To better understand the nature and significance of the newly discovered molybdenum mineralization, further exploration of this zone will be a primary initiative for the Company in the 2007 field season.

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 11th day of January, 2007.

SCHEDULE “A”

ENTRÉE GOLD DRILLING ENCOUNTERS

SIGNIFICANT MOLYBDENUM MINERALIZATION AT LOOKOUT HILL

- 2006 EXPLORATION SUMMARY

Vancouver, B.C., Wednesday, January 10, 2007 - Entrée Gold Inc. (TSX: ETG; AMEX: EGI; Frankfurt: EKA – “Entrée” or the “Company”) reports that drilling on its 100% owned Lookout Hill Property in Mongolia has outlined a new area of molybdenum mineralization, located to the west of Ivanhoe Mines’ (TSX: IVN, NYSE: IVN; NASDAQ: IVN – “Ivanhoe”) Oyu Tolgoi project.

Company President, Greg Crowe, commented: “Elevated molybdenum is associated with the Oyu Tolgoi mineralized system; however, this is the first time significant molybdenum values have been encountered in drilling on the portion of Lookout Hill that is outside our agreement with Ivanhoe. Porphyry systems tend to occur in clusters, with multiple ore bodies over large areas. The relationship between this new zone and the Oyu Tolgoi mineralized system is currently undefined. Establishing a better understanding of this new zone will be one of our primary initiatives during 2007.”

Surface rock sampling and soil geochemical sampling have returned sporadic elevated molybdenum values over a strike length in excess of nine km north-south. Molybdenum (“Mo”) values range from 2.5 parts per million (“ppm”) to 8,420 ppm, with 23 of 68 rock samples returning over 100 ppm. The molybdenum mineralization occurs in quartz veining, hosted within granitic intrusives. The intrusives are part of a larger body that defines the western contact with the volcano-sedimentary units underlying much of the West Grid area (see map on www.entreegold.com). The rocks in the West Grid area are believed to be similar in age and composition to those that host Ivanhoe’s Oyu Tolgoi copper-gold mineralization.

Drill Results

Four diamond drill holes, totaling 2,432.8 m, were located to test geophysical anomalies in Devonian aged rocks along the western margin of the West Grid area, near to the younger (Carboniferous aged?) intrusive contact. These geophysical anomalies roughly coincide with anomalous copper and/or molybdenum values in rocks and/or soils.

Holes EG-06-045 and EG-06-047 were collared between five and six km west of Ivanhoe’s Oyu Tolgoi property and approximately four km north of the joint Entrée-Ivanhoe agreement area (see map – www.entreegold.com). Holes EG-06-046 and EG-06-049 were collared to the south of Entrée’s Zone III epithermal gold target and lie four to five km north of holes EG-06-045 and EG-06-047. Significant molybdenum intercepts are listed in the table below:

Hole #	From (m)	To (m)	Interval (m)	Molybdenum (ppm)
EG-06-045	93	138	45	258
includes	93	102	9	923
	264	282	18	200
	366.6	367.2	0.6	3,370

EG-06-047	576	616	40	369
includes	576	588	12	941

Holes EG-06-046 and EG-06-049 both intersected traces of molybdenum (up to 2 m of 1,100 ppm Mo in EG-06-046 and up to 2 m of 133 ppm Mo in EG-06-049) associated with sparse quartz veining in the granite. Hole EG-06-049 intersected trace molybdenum associated with quartz veins in the adjacent volcano-sedimentary units.

Mr. Crowe commented: “This molybdenum mineralization is an exciting discovery in a relatively unexplored area of our 100% owned Lookout Hill property. Given the very limited drilling to date in this area, the widespread distribution of anomalous molybdenum in rocks and soils highlights the need for more extensive exploration.”

2006 EXPLORATION SUMMARY

Lookout Hill

In 2006, 11 diamond drill holes, totaling 8,614.1 m (of which 2,438.8 m were drilled in the area of molybdenum mineralization), and 18 shallow reverse circulation holes, totaling 3,290 m, were completed by Entrée on targets outside the Entrée-Ivanhoe agreement area. Additional work included IP and magnetometer geophysical surveys, soil and rock geochemical sampling, and geological mapping.

The areas targeted by drilling included: West Grid geophysical, geological and geochemical anomalies; the large Ring Dyke geophysical anomaly and associated zones of alteration; the Zone III epithermal gold system; and the Zones I and II areas of associated alteration and geophysical targets.

Lookout Hill – West Grid

Drilling completed in the vicinity of the West Grid targeted the area of molybdenum mineralization, discussed above, along with several IP, magnetometer and geological targets, over a strike distance in excess of nine km.

Holes EG-06-039, -040, and -041 and EG-05-031were drilled to test surface copper (“Cu”) and gold (“Au”) soil anomalies associated with diorite intrusives and strong IP geophysical anomalies within suspected Devonian age rocks (mineralization at Oyu Tolgoi is known to be associated with Devonian age intrusives). The drilling encountered thick intervals of anomalous copper (i.e. 122 m of 259 ppm Cu in EG-05-031 and 135 m of 271 ppm Cu in EG-06-039) associated with potassic-altered diorite and containing trace amounts of disseminated chalcopyrite and bornite. This geology is similar to the post-mineral Devonian dykes of biotite granodiorite that cut the hanging wall stratigraphy marginal to the rich Hugo Dummett mineralization.

Holes EG-06-042 and EG-06-048 targeted a large, circular Devonian quartz monzodiorite (“QMD”) intrusive that lies immediately to the west of Ivanhoe’s Oyu Tolgoi concession. No significant mineralization or alteration was encountered.

Holes EG-06-043 and EG-06-044 were drilled near the north end of a strong IP geophysical anomaly that trends south onto the joint Entree-Ivanhoe agreement area. Both holes intersected thick (200+ m) zones of strong pyrite mineralization, with narrow intervals of anomalous copper, molybdenum and gold (e.g., 1.25 m of 492 parts per billion (“ppb”) Au; 2 m of 242 ppb Au; 2 m of 177 ppm Mo, and 2 m of 455 ppm Cu in hole EG-06-043). Additional drilling is warranted in this area.

Lookout Hill – Ring Dyke Zone

Seven reverse circulation holes (EGRC06-001 to EGRC06-007) were drilled on a wide spacing (700 m to 1,000 m apart) in the Ring Dyke target area to test a blind IP anomaly. The results of this drilling program were reported in the Company’s news release of October 26, 2006.

The program succeeded in partially delineating a large, sulphide-rich epithermal or high-level porphyry system. A deeper test of this large, 2.0 km by 2.5 km area using a diamond drill is planned for next season.

Lookout Hill – Zone III and Zones I/II

Five reverse circulation holes (EGRC06-008 to EGRC06-012) were drilled in areas peripheral to the Zone III epithermal gold target. The northernmost holes (EGRC06-008 and EGRC06-009) returned significant gold values that will require additional follow-up exploration (see Company’s news release of October 26, 2006).

Holes EGRC06-013 to EGRC06-018 were drilled along the margins of the Zone I advanced argillic zone. No significant gold or copper values were encountered.

Manlai

Exploration at Entrée’s Manlai project focused on following up targets defined by the Company’s 2005 exploration. As reported by the Company on October 26, 2006, the drilling was successful in partially defining a mineralized, porphyry-style system over an area (“East Target”) approximately 250 m by 500 m (see map on www.entreegold.com).

Two additional holes (EGU06-011 and EGU06-012) have now been completed:

•

Hole EGU06-011 tested an IP chargeability target located three km to the west of the East Target. The area was drilled in 2005 by diamond holes EGU05-002 and EGU05-004 and is defined by a strong IP anomaly and by zones of quartz veining. No significant copper mineralization was encountered.

•	Hole EGU06-012 was collared 500 m to the northwest of hole EGU06-009. The hole encountered porphyry style alteration and quartz veining with weakly elevated copper values (i.e. 37 m of 160 ppm Cu).

This mineralized system remains open along strike and to depth and will be tested with additional drilling in the 2007 exploration season.

QUALITY CONTROL AND QUALITY ASSURANCE

Entrée’s exploration programs are under the supervision of Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101. Mr. Cann is responsible for the preparation of technical information in the Company’s news releases. Split core samples were prepared and analyzed at SGS Mongolia LLC in Ulaanbaatar, Mongolia. Prepared standards and blanks are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has acquired an early stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions that comprise the 179,590 hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”).

Lookout Hill Earn-in Agreement

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement has confirmed the extension of the Hugo Dummett Deposit onto Lookout Hill. An initial inferred resource was estimated at 190,160,000 tonnes (calculated using a 0.6% copper equivalent cut-off), averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

Rio Tinto and Ivanhoe Investment in Entrée

Significant investments by Rio Tinto (NYSE: RTP; LSX: RIO; ASX: RIO – “Rio Tinto”) and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$16 million. Entrée plans to use these funds to explore its wholly-owned projects in Mongolia and Arizona, and to acquire and explore new projects, globally. Ivanhoe and Rio Tinto are the largest shareholders of Entrée, holding approximately 15% and 9% of Entrée’s issued shares, respectively. They have the option to increase their positions to approximately 16% each, by exercising warrants at C$2.75 per share and C$3.00 per share.

Rio Tinto Investment in Ivanhoe

On October 18, 2006, Rio Tinto announced its plans to invest up to US$1.5 billion to acquire a 33.35% equity interest in Ivanhoe, for the purpose of funding the joint development of the Oyu Tolgoi copper-gold project in Mongolia. This is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in Mongolia. Ivanhoe now has a strategic partner with sufficient capital resources to take the world’s richest porphyry copper-gold project to production.

Rio Tinto has also announced that it intends to join Ivanhoe in negotiations with the Mongolian government for a long-term investment agreement. Such an agreement would provide the basis for the financing and development of Oyu Tolgoi. The Mongolian Government appointed a “working group” in September to work with Ivanhoe for the preparation of an agreement for submission to the Mongolian government’s cabinet.

Trading

Entrée common shares trade on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI”, and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date January 11, 2007
By: /s/ Mona Forster Mona Forster, Corporate Secretary